UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2015
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Rock Creek Pharmaceuticals, Inc.
Full Name of Registrant

Former Name if Applicable

2040 Whitfield Avenue Suite 300
Address of Principal Executive Office (Street and Number)

Sarasota, Florida 34243
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Rock Creek Pharmaceuticals, Inc.(the “Company”) encountered difficulties with its third-party SEC filing service in processing its Quarterly Report on Form 10-Q which prevented the Company from filing the Quarterly Report on Form 10-Q within the prescribed time period without unreasonable effort or expense. The Company’s Form 10-Q will be filed immediately following the filing of this Form 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Benjamin M. Dent	(844)	727-0727
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

The Company incurred a net loss of approximately $.03 million for the first quarter of 2015, a decrease of approximately $9.5 million, compared to $9.8 million of losses for the first quarter ended March 31, 2014. In August 2014, the Company suspended sales of all products pending further review. In September, 2014, the Company discontinued selling all products, and has no revenues from sales for the three months ended March 31, 2015. All revenues and related cost of sales, selling and general administrative costs related to sales of product for the three months ended March 31, 2014 have been reclassified as discontinued operations in accordance with GAAP for comparative purposes. The reduction of net loss by $9.5 million for the first quarter of 2015 versus the first quarter of 2014 is primarily related to a reduction of $4.3 non-cash compensation charges related to stock based compensation for the three months ended March 31, 2015 compared to the three months ended March 31, 2014, along with $1.3 million in savings recognized in the three months ended March 31, 2015 from the restructuring that was undertaken and completed during the twelve months ended December 31, 2014, compared to zero as of March 31, 2014. The Company also incurred a reduction of legal fees of $0.02 million for March 31, 2015 compared to March 31, 2014, a net increase of $0.4 million in business insurance premiums for the three months ended March 31, 2015 compared to March 31, 2014 and other aggregated decreases of expenses of $0.2 million for March 31, 2015 compared to March 31, 2014. The Company recognized a gain of $3.5 million in other income for a non-recurring receivable from insurers as of March 31, 2015, compared to net other expense of $.009 million for the three months ended March 31, 2014.

Rock Creek Pharmaceuticals, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 12, 2015	By	Benjamin M. Dent

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).